FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated October 16, 2006
Commission File Number 1-15148
PERDIGÃO S.A.
(Exact Name as Specified in its Charter)
N/A
(Translation of Registrant’s Name)
760 Av. Escola Politécnica, Jaguaré
      05350-000 São Paulo, Brazil
(Address of principal executive offices) (Zip code)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1: INFORMATION ON CAPITALIZATION AND OTHER MATTERS

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 16, 2006

PERDIGÃO S.A.
By:	/s/ Wang Wei Chang
	Name:	Wang Wei Chang
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Information on Capitalization and Other Matters to Be Included in the Prospectus Contained in the Registration Statement on Form F-3 of Perdigão S.A.
*	Expressly incorporated by reference into the Registration Statement on Form F-3 filed by Perdigão S.A. with the Securities and Exchange Commission on August 8, 2006, as amended by Amendment No. 1 thereto on September 26, 2006 and Amendment No. 2 thereto on October 13, 2006 (SEC File No. 333-136375), and in the Prospectus included therein.

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